Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

HCR ManorCare, Inc.

For the years ended December 31, 2013, 2012 and 2011

With Report of Independent Registered Public Accounting

Firm

HCR ManorCare, Inc.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of HCR ManorCare, Inc.

We have audited the accompanying consolidated financial statements of HCR ManorCare, Inc., which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, cash flows and equity for each of the three years in the period ended December 31, 2013, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States and in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of HCR ManorCare, Inc at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Toledo, Ohio

February 7, 2014

HCR ManorCare, Inc.

Consolidated Balance Sheets

	December 31,
	2013	2012
	(In thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$141,797	$120,482
Restricted cash and cash equivalents	11,924	4,850
Receivables, less allowance for doubtful accounts of $90,248 and $90,459, respectively	502,235	538,443
Prepaid expenses and other assets	13,202	18,696
Income taxes receivable	15,457	1,524
Deferred income taxes	17,593	25,806
Total current assets	702,208	709,801

Net property and equipment	2,996,800	3,044,266
Deferred income taxes	1,178,589	1,601,290
Goodwill	2,737,046	2,737,046
Intangible assets	506,789	506,717
Other assets	188,485	193,422
Total assets	$8,309,917	$8,792,542

Liabilities and Equity
Current liabilities:
Accounts payable	$111,754	$102,781
Employee compensation and benefits	135,465	166,319
Accrued provider assessments	43,954	44,670
Accrued insurance liabilities	130,414	133,712
Other accrued liabilities	63,245	63,686
Long-term debt and financing obligation due within one year	140,168	116,242
Total current liabilities	625,000	627,410

Long-term debt and financing obligation	6,118,360	6,258,421
Other liabilities	526,487	508,617

Redeemable preferred stock - series A, $0.01 par value, redemption value $1,025 per share; 2,000 shares authorized, issued and outstanding	2,050	2,050

Equity:
HCR ManorCare, Inc. shareholders’ equity:
Preferred stock, $0.01 par value, 49,998,000 shares authorized; none issued	—	—
Common stock, $0.01 par value, 55,000,000 shares authorized; 44,605,719 and 44,621,084 shares issued, respectively	446	446
Capital in excess of par value	3,037,669	3,037,099
Retained deficit	(2,006,546)	(1,646,525)
Accumulated other comprehensive loss	(954)	(1,917)
Total HCR ManorCare, Inc. shareholders’ equity	1,030,615	1,389,103
Noncontrolling interest	7,405	6,941
Total equity	1,038,020	1,396,044
Total liabilities and equity	$8,309,917	$8,792,542

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Operations

	Year ended December 31,
	2013	2012	2011
	(In thousands)

Revenues	$4,166,980	$4,154,830	$4,278,376
Expenses:
Operating	3,398,729	3,441,993	3,367,370
General and administrative	152,194	155,382	245,772
Depreciation and amortization	143,979	166,271	158,005
Asset impairment	—	—	925,391
	3,694,902	3,763,646	4,696,538
Income (loss) before other (expenses) income and income tax expense (benefit)	472,078	391,184	(418,162)

Other (expenses) income:
Interest expense	(415,636)	(422,163)	(402,532)
Loss on debt extinguishment	—	—	(27,473)
Derivative loss	—	—	(7,309)
Loss on disposal of assets	(8)	(170)	—
Equity in earnings of affiliated company	5,374	5,651	6,357
Interest income and other	1,223	7,287	1,403
Total other expenses, net	(409,047)	(409,395)	(429,554)

Income (loss) from continuing operations before income tax expense (benefit)	63,031	(18,211)	(847,716)
Income tax expense (benefit)	418,183	(9,132)	(28,242)
Loss from continuing operations	(355,152)	(9,079)	(819,474)

Loss from discontinued operations, net of taxes	(3,540)	(7,611)	(3,464)
Net loss	(358,692)	(16,690)	(822,938)
Less net income attributable to noncontrolling interest	1,129	2,180	2,050
Net loss attributable to controlling interest	$(359,821)	$(18,870)	$(824,988)

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Comprehensive Loss

	Year ended December 31,
	2013	2012	2011
	(In thousands)
Net loss	$(358,692)	$(16,690)	$(822,938)

Other comprehensive income (loss), net of tax:
Derivative instruments	—	293	28,482
Defined benefit pension plans	963	(1,235)	377
Total other comprehensive income (loss), net of tax	963	(942)	28,859

Comprehensive loss	(357,729)	(17,632)	(794,079)
Less comprehensive income attributable to noncontrolling interest	1,129	2,180	2,050
Comprehensive loss attributable to controlling interest	$(358,858)	$(19,812)	$(796,129)

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2013	2012	2011
	(In thousands)
Operating Activities
Net loss	$(358,692)	$(16,690)	$(822,938)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	145,964	166,766	158,464
Deferred finance fee and derivative amortization	3,484	4,009	54,199
Pension amortization	145	566	953
Asset impairment	—	—	925,391
Loss on debt extinguishment	—	—	27,473
Unrealized investment and derivative loss (gain)	3,997	(3,195)	(14,112)
Restricted stock and stock option compensation	580	6,766	21,174
Provision for bad debts	72,155	68,116	67,074
Provision for deferred income tax expense (benefit)	430,321	(22,962)	(345,231)
(Gain) loss on disposal of assets	(11,709)	170	—
Equity in earnings of affiliated company	(5,374)	(5,651)	(6,357)
Changes in assets and liabilities:
Receivables	(35,947)	(122,452)	(74,350)
Prepaid expenses and other assets	(5,277)	11,169	(64,150)
Liabilities	(7,065)	47,334	(18,668)
Total adjustments	591,274	150,636	731,860
Net cash provided by (used in) operating activities	232,582	133,946	(91,078)

Investing Activities
Investment in property and equipment	(95,554)	(99,163)	(128,084)
Investment in systems development	(1,528)	(725)	(1,376)
Acquisitions	—	—	(11,724)
Proceeds from sale of assets	12,137	202	1
Distributions from affiliated company	939	570	840
Purchase of securities	(3,187)	(4,514)	(42,771)
Net change in restricted cash and cash equivalents	(7,074)	(1,638)	10,286
Net cash used in investing activities	(94,267)	(105,268)	(172,828)

Financing Activities
Payment of debt and financing obligation	(116,135)	(92,899)	(4,686,777)
Preferred dividends paid	(200)	(200)	(97)
Distributions to noncontrolling interest	(665)	(1,674)	(674)
Proceeds from issuance of Class A common units	—	—	835,203
Proceeds from issuance of Class B common units	—	—	95,000
Proceeds from issuance of preferred units	—	—	2,000
Purchase of common stock for treasury	—	—	(1,192,120)
Payment to fund transaction-related escrow	—	—	(150,000)
Cash settlement of stock options	—	—	(88,180)
Dividends paid to former shareholders	—	—	(890,155)
Payment of financing and extinguishment costs	—	—	(18,861)
Excess tax benefits from stock or unit transactions	—	39	23,886
Proceeds from financing obligation	—	—	6,100,000
Net cash (used in) provided by financing activities	(117,000)	(94,734)	29,225

Net increase (decrease) in cash and cash equivalents	21,315	(66,056)	(234,681)
Cash and cash equivalents at beginning of year	120,482	186,538	421,219
Cash and cash equivalents at end of year	$141,797	$120,482	$186,538

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Equity

	Members’ and Shareholders’ Equity
							Accum.
							Other
		Class A	Class B	Former	Capital in	Retained	Comp.		Non-
	Common	Common	Common	Common	Excess of	Earnings	(Loss)	Treasury	controlling	Total
	Stock	Units	Units	Stock	Par Value	(Deficit)	Income	Stock	Interest	Equity
	(In thousands)
Balance at January 1, 2011	$—	$—	$—	$1,315	$1,334,386	$87,835	$(29,834)	$—	$5,059	$1,398,761
Stock-based compensation		17,131			4,043					21,174
Distributions to noncontrolling interest									(674)	(674)
Cash settlement of stock options					(88,180)					(88,180)
Purchase of treasury stock								(1,192,120)		(1,192,120)
Cash dividends ($6.80 per share)						(890,155)				(890,155)
Issuance of Class A units		835,203								835,203
Issuance of Class B units			95,000							95,000
Tax benefit from stock or unit transactions					23,886					23,886
Change in tax bases of assets and liabilities resulting from 2011 Transactions					2,150,076					2,150,076
Payment to fund transaction-related escrow					(150,000)					(150,000)
Restructuring in connection with 2011 Transactions		2,083,406		(1,315)	(3,274,211)			1,192,120		—
Issuance of common stock in connection with corporate conversion	446	(2,935,740)	(95,000)		3,030,294					—
Preferred dividends						(147)				(147)
Net (loss) income						(824,988)			2,050	(822,938)
Other comprehensive income							28,859			28,859
Balance at December 31, 2011	446	—	—	—	3,030,294	(1,627,455)	(975)	—	6,435	1,408,745
Stock-based compensation					6,766					6,766
Tax benefit from stock transactions					39					39
Distributions to noncontrolling interest									(1,674)	(1,674)
Preferred dividends						(200)				(200)
Net (loss) income						(18,870)			2,180	(16,690)
Other comprehensive loss							(942)			(942)
Balance at December 31, 2012	446	—	—	—	3,037,099	(1,646,525)	(1,917)	—	6,941	1,396,044
Stock-based compensation					580					580
Tax deficiency from stock transactions					(10)					(10)
Distributions to noncontrolling interest									(665)	(665)
Preferred dividends						(200)				(200)
Net (loss) income						(359,821)			1,129	(358,692)
Other comprehensive income							963			963
Balance at December 31, 2013	$446	$—	$—	$—	$3,037,669	$(2,006,546)	$(954)	$—	$7,405	$1,038,020

See accompanying notes.

HCR ManorCare, Inc.

Notes to Consolidated Financial Statements

1.                                      Accounting Policies

Nature of Operations

HCR ManorCare, Inc. and subsidiaries (the Company) is a provider of a range of health care services, including post-acute care, skilled nursing care, assisted living, hospice care, home health care, and rehabilitation therapy.  The most significant portion of the Company’s business relates to post-acute care, skilled nursing care, and assisted living, operating 346 centers in 30 states, with 62% located in Florida, Illinois, Michigan, Ohio, and Pennsylvania.  The hospice and home health business specializes in all levels of hospice care, home health, and rehabilitation therapy, with 112 offices located in 25 states.  The Company not only provides rehabilitation therapy in the Company’s 50 outpatient therapy clinics but in a variety of other settings including skilled nursing centers, schools, and hospitals.

Principles of Consolidation and Basis of Presentation

The Company as used herein refers to HCR ManorCare, Inc. (pre-2011 Transactions), HCRMC Operations, LLC (post-2011 Transactions), and HCR ManorCare, Inc. (post-2011 Transactions), and its consolidated subsidiaries.  See Note 11 for a discussion of the series of transactions referred to as 2011 Transactions.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, including but not limited to HCR Healthcare, LLC; HCR III Healthcare, LLC; and HCR Properties, LLC (pre-2011 Transactions), as well as majority-owned subsidiaries.  Intercompany accounts and transactions with subsidiaries have been eliminated in consolidation.

The Company sold a long-term care facility in the fourth quarter of 2013.  The facility’s results of operations for all periods and gain on sale are presented as discontinued operations.  Unless otherwise indicated, all disclosures and amounts in the notes related to the statement of operations include only the Company’s continuing operations.  See Note 12 for a discussion of discontinued operations.

The Company uses the equity method to account for an investment in an entity in which it has less than a majority interest but can exercise significant, but not a controlling, influence.  The investment, a 50% ownership and voting interest in a pharmacy business, was classified on the accompanying balance sheets as other long-term assets in the amount of $17.9 million and $17.6 million at December 31, 2013 and 2012, respectively.  Under the equity method, the investment, originally recorded at cost, is adjusted to recognize the Company’s share of the net earnings or losses of the affiliate as they occur.  Losses are limited to the extent of the Company’s investments in, advances to and guarantees for the entity.  The Company purchases pharmaceuticals from the business, which amounted to $101.0 million in 2013, $99.9 million in 2012, and $104.3 million in 2011.  The Company had a payable to the business of $10.3 million and $9.6 million at December 31, 2013 and 2012, respectively.  The Company received dividends of $5.0 million in 2013, $7.0 million in 2012, and $6.1 million in 2011.

Other Comprehensive Income

In January 2013, the Company adopted amendments to an accounting standard which require an entity to provide, in one place, information about the amounts reclassified out of accumulated other comprehensive income (AOCI) by component.  For significant items reclassified out of AOCI to net income (loss), an entity must report the effect of the reclassification on the respective line items in the statement of operations.  This information can be reported either on the face of the statement of operations or in the notes.  The amendments are effective prospectively for 2013.  The amendments impact presentation only and there are no changes to the items that must be reported in other comprehensive income or the timing of reclassification.  Adopting the amendments did not have any effect on the Company’s financial position or results of operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Significant items subject to estimates and assumptions include impairment of goodwill, intangible assets, and long-lived assets, allowance for doubtful accounts, deferred tax assets, self-insurance liabilities, income tax contingencies, and other contingencies.  Actual results could differ from those estimates.

Cash Equivalents

Investments with an original maturity of three months or less when purchased are considered cash equivalents for purposes of the statements of cash flows.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents primarily include resident trust funds and funds held by the Company’s captive insurance subsidiary.

Receivables and Revenues

Revenues are derived from services rendered to patients for long-term care, including skilled nursing and assisted living services, hospice and home health care, and rehabilitation therapy.  Revenues are recognized as services are provided.  Revenues are recorded net of provisions for discount arrangements with commercial payors and contractual allowances with third-party payors, primarily Medicare and Medicaid.  Revenues realizable under third-party payor agreements are subject to change due to examination and retroactive adjustment. Estimated third-party payor settlements are recorded in the period the related services are rendered.  The methods of making such estimates are reviewed periodically, and differences between the net amounts accrued and subsequent settlements or estimates of expected settlements are reflected in the current period results of operations.  The net receivable balance for third-party settlements was $23.4 million and $26.0 million at December 31, 2013 and 2012, respectively.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable based on certain factors, such as historical and current collection trends, and aging categories.  The percentage that is applied to the receivable balances is based on the Company’s historical experience for each particular pay source.

The activity in the allowance for doubtful accounts was as follows:

	2013	2012	2011
	(In thousands)
Balance at January 1	$90,459	$85,392	$93,240
Charged to costs and expenses	72,155	68,116	67,074
Deductions	(72,366)	(63,049)	(74,922)
Balance at December 31	$90,248	$90,459	$85,392

The deductions included uncollectible accounts written off net of recoveries.

Property and Equipment

Property and equipment are recorded at cost.  Depreciation is provided by the straight-line method over the estimated useful lives of the assets, generally three to 10 years for equipment and furnishings and three to 40 years for buildings and improvements.  Leasehold improvements are amortized over the shorter of the useful life or the contractual term of the lease.

Direct incremental costs are capitalized for major development projects and are amortized over the lives of the related assets.  The Company capitalizes interest on borrowings applicable to construction in progress.

Goodwill and Intangible Assets

In 2013, the Company adopted an amendment to an accounting standard that allows an entity to first assess qualitative factors to determine whether the existence of events and circumstances indicate that it is more likely than not that an indefinite-lived intangible asset is impaired.  If an entity concludes that it is more likely than not that the indefinite-lived intangible asset is impaired, then it is required to perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with existing standards.  An entity also has the option to bypass the qualitative assessment and proceed directly to performing the quantitative impairment test.  Adopting this amendment did not have any effect on the Company’s financial position or results of operations.  In 2013, the Company used the quantitative test described below.

Goodwill represents the excess of cost over the fair value of net assets of businesses acquired.  Indefinite-lived intangible assets include trademarks, tradenames, and certificates of need, which were recorded based on fair value.  The Company’s reporting units are consistent with its operating segments.  Goodwill has been allocated to the Company’s two reportable segments, long-term care and hospice and home health.  Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed at least annually on October 1 for impairment, or more frequently if events or circumstances arise which indicate there may be an impairment of a reporting unit, using a fair value methodology.  In performing this review, the fair value of the reporting unit is determined by using cash flow analysis which projects the future cash flows and discounts those cash flows to the present value.  The projection of future cash flows is dependent upon assumptions regarding future levels of income, including changes in Medicare and Medicaid reimbursement regulations.  If the carrying value of a reporting unit exceeds the fair value, the goodwill or indefinite-lived intangible assets are potentially impaired, subject to additional analysis.  In such a case, the Company may have to record a charge to its results of operations based on the results of the additional analysis.  See Note 8 for a discussion of the Company’s goodwill and intangible asset impairment charge in 2011.

Asset Impairments

The carrying value of property and equipment is reviewed quarterly to determine if facts and circumstances suggest that the assets may be impaired or that the useful life may need to be changed.  The Company considers internal and external factors relating to each asset, including cash flows, contract changes, local market developments, national health care trends, and other publicly available information.  If these factors and the projected undiscounted cash flows of the business over the remaining useful life indicate that the asset will not be recoverable, the carrying value will be adjusted to the estimated fair value.

Systems Development Costs

External systems development costs are capitalized and amortized over the estimated useful lives of the related systems.  Unamortized systems development costs of $1.8 million and $1.3 million at December 31, 2013 and 2012, respectively, were included in other long-term assets.  Amortization expense related to capitalized systems development costs was $1.1 million for 2013, $1.1 million for 2012, and $0.9 million for 2011.

Investment in Life Insurance

Investment in corporate-owned life insurance policies is recorded in other assets based on the net cash surrender value.  Changes in the net cash surrender value are recorded in operating expenses.

Marketable Securities

The Company invests in a corporate bond mutual fund, which is classified as trading securities and is included in other long-term assets in the consolidated balance sheets.  Trading securities are recorded at fair value on the consolidated balance sheets with any gains or losses recognized currently in earnings.  The Company does not intend to engage in active trading of the securities as the assets are held in a rabbi trust that was established to approximate the Company’s liability for certain retirement benefits.  The investment gains and losses are included in interest income and other on the statements of operations.  There was dividend income of $3.2 million in 2013, $3.2 million in 2012, and $2.0 million in 2011.  The net unrealized activity recognized in earnings included losses of $4.0 million in 2013, gains of $3.2 million in 2012, and losses of $1.4 million in 2011.  As of December 31, 2013 and 2012, the Company did not have any investments classified as available-for-sale or held-to-maturity.

Insurance Risks

The Company purchases general and professional liability insurance and maintains an unaggregated self-insured retention per occurrence ranging from $0.5 million to $12.5 million, depending on the policy year and state where the respective Company operation is located.  Provisions for estimated settlements, including incurred but not reported claims, have been provided on an undiscounted basis in the period to which the coverage related based on internal and external evaluations of the merits of the individual claims and an analysis of claim history.  Management reviews the total liability based on the Company’s historical data and review of recent claims, cost and other trends, and records any resulting adjustments in current results of operations.  Claims are paid over varying periods, which generally range from one to eight years after occurrence.  See Note 10 for further discussion.

The Company’s workers’ compensation insurance consists of a combination of insured and self-insured programs and limited participation in certain state programs.  Under insured programs, the Company is responsible for up to $0.5 million per occurrence.  For self-insured programs, the Company is responsible for up to $1.0 million per occurrence and maintains insurance above this amount.  The Company records an estimated liability, including incurred but not reported claims, for all losses attributable to workers’ compensation claims based on internal evaluations and an analysis of claim history.  The estimates are based on loss claim data, trends, and assumptions.  Claims are paid over varying periods and are generally fully paid within eight years.  The workers’ compensation liability had a short-term component of $22.9 million and $27.2 million at December 31, 2013 and 2012, respectively, which was included in accrued insurance liabilities, and long-term component of $45.5 million and $41.1 million at December 31, 2013 and 2012, respectively, which was included in other long-term liabilities.  The expense for workers’ compensation was $28.9 million for 2013, $29.1 million for 2012, and $32.4 million for 2011, which was included in operating expenses.

The Company also provides self-insured medical healthcare benefits to the majority of its employees and is fully responsible for all aspects of these plans.  The liabilities for self-insured general and professional claims, workers compensation claims, and healthcare benefits are estimated utilizing assumptions about damage awards with regard to unpaid claims.

Treasury Stock

The Company has recorded the purchase of its common stock for treasury at cost in 2011.

Derivative Financial Instruments and Hedging Activities

The accounting standard for derivatives and hedging activities establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.  The Company records all derivatives on the balance sheet at fair value.  The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation.  Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges.  Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings.  For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings.  The Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction.  For derivatives not designated as hedges, changes in fair value are recognized in earnings.  The Company records all derivative activity in cash flows from operations.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and restricted cash and cash equivalents, which the Company maintains with various financial institutions.  The Company’s credit agreement places limitations on the types of investments that can be held.  The majority of the Company’s cash equivalents are invested in money market funds.  As part of its cash and risk management process, the Company performs periodic evaluations of the relative credit standing of the financial institutions.  The Company has not sustained credit losses from instruments held at financial institutions.

Advertising Expense

The cost of advertising is expensed as incurred.  The Company recorded advertising expense of $13.7 million for each year in 2013, 2012, and 2011.

Stock-Based Compensation

Compensation costs subject to graded vesting based on a service condition are amortized to expense on a straight-line basis over the service period for each separately vesting portion of the award.

Income Taxes

The Company accounts for income taxes and related accounts under the liability method.  Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to be in effect during the year in which the basis differences reverse.  A valuation allowance is provided when the Company determines that it is more likely than not that a portion of the deferred tax balance will not be realized.  See Note 5 for a discussion of the Company’s valuation allowance recorded in 2013.

The Company records a liability for unrecognized tax benefits when an uncertain tax position does not meet the more-likely-than-not recognition threshold.  This amount is analyzed on a quarterly basis and adjusted based upon changes in facts and circumstances.  The Company’s effective tax rate includes recognition and adjustments to this amount.  The Company records interest and penalties related to income taxes as income taxes in the statements of operations.

Reclassifications

Certain reclassifications have been made to the 2012 consolidated financial statements to conform to the current year presentation.

Subsequent Events

The Company has evaluated subsequent events through February 7, 2014, the date the financial statements were available to be issued.

New Accounting Standards (not Effective)

In July 2013, amendments to accounting standards were issued that require an entity to present unrecognized tax benefits as a decrease in a net operating loss, similar tax loss or tax credit carryforward if certain criteria are met.  The determination of whether a deferred tax asset is available is based on the unrecognized tax benefit and the deferred tax asset that exits at the reporting date and presumes disallowance of the tax position at the reporting date.  The guidance will eliminate the diversity in practice in the presentation of unrecognized tax benefits but will not alter the way in which entities assess deferred tax assets for realizability.  The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 for public companies.  The amendments should be applied prospectively to unrecognized tax benefits that exist at the effective date.  Adopting the amendments will not have any effect on the Company’s financial position or results of operations.

2.                                      Revenues

The Company receives payment through reimbursement from Medicare and Medicaid programs, from self-pay patients, and from other third party payors.  Revenues under Medicare and Medicaid programs totaled $3.1 billion for 2013, $2.9 billion for 2012, and $3.0 billion for 2011.

Revenues by type of health care services were as follows:

	Year ended December 31,
	2013	2012	2011
	(In thousands)
Skilled nursing and assisted living services	$3,578,102	$3,578,046	$3,731,993
Hospice and home health services	506,948	487,259	459,161
Rehabilitation services	51,133	54,794	54,921
Other services	30,797	34,731	32,301
	$4,166,980	$4,154,830	$4,278,376

3.                                      Property and Equipment

At December 31, property and equipment consisted of the following:

	2013	2012
	(In thousands)
Property and equipment - owned
Land and improvements	$24,549	$20,592
Buildings and improvements	85,327	80,608
Equipment and furnishings	35,730	79,768
Construction in progress	24,453	20,358
	170,059	201,326
Less accumulated depreciation	32,857	77,703
	137,202	123,623
Property and equipment related to financing obligation and capital leases
Land and improvements	456,523	463,613
Buildings and improvements	2,637,832	2,685,879
Leasehold improvements	137,188	99,921
Equipment and furnishings	163,003	269,013
Construction in progress	8,902	17,352
	3,403,448	3,535,778
Less accumulated depreciation	543,850	615,135
	2,859,598	2,920,643
Net property and equipment	$2,996,800	$3,044,266

Depreciation expense, including assets related to capital lease and financing obligations, amounted to $142.9 million for 2013, $165.2 million for 2012, and $157.1 million for 2011.

4.                                      Goodwill and Intangible Assets

There were no changes in the carrying amount of goodwill during 2013.  The Company acquired a business in 2011 and finalized the related purchase price allocation in 2012.  The change in the carrying amount of goodwill by segment in 2012 was as follows:

		Hospice and
	Long-Term Care	Home Health	Total
	(In thousands)
Balance at January 1, 2012	$2,074,405	$662,040	$2,736,445
Purchase price allocation adjustment	—	601	601
Balance at December 31, 2012 and 2013	$2,074,405	$662,641	$2,737,046

Accumulated goodwill impairment losses were $772.2 million at both December 31, 2013 and 2012.  See Note 8 for a discussion of the Company’s goodwill impairment charge in 2011.

The non-amortizing intangible assets consisted of owned trademarks and tradenames of $477.8 million at both December 31, 2013 and 2012, and certificates of need of $29.0 million and $28.9 million at December 31, 2013 and 2012, respectively.  See Note 8 for a discussion of the Company’s impairment charge in 2011 related to owned trademarks and tradenames.

5.                                      Income Taxes

The provision for income tax expense (benefit) consisted of the following:

	Year ended December 31,
	2013	2012	2011
	(In thousands)
Current:
Federal	$(10,385)	$14,380	$259,668
State and local	(1,332)	(741)	56,954
	(11,717)	13,639	316,622
Deferred:
Federal	359,492	(18,817)	(287,355)
State and local	70,829	(4,145)	(57,876)
	430,321	(22,962)	(345,231)

Interest and penalties (income) expense	(421)	191	367
Provision for income tax expense (benefit)	$418,183	$(9,132)	$(28,242)

The reconciliation of the amount computed by applying the statutory federal income tax rate to income (loss) from continuing operations before income tax expense (benefit) to the provision for income tax expense (benefit) was as follows:

	Year ended December 31,
	2013	2012	2011
	(In thousands)
Income tax expense (benefit) computed at statutory rate	$22,061	$(6,374)	$(296,701)
Differences resulting from:
State and local income taxes, net of federal effect	45,173	(3,176)	(599)
Valuation allowance	355,347	—	—
Goodwill impairment	—	—	270,274
Effect of change in unrecognized tax benefits	402	566	199
Employment tax credits	(4,571)	(1,222)	(6,841)
Nondeductible dues and lobbying expense	746	1,276	1,405
Noncontrolling interest	(395)	(763)	(718)
Other	(580)	561	4,739
Provision for income tax expense (benefit)	$418,183	$(9,132)	$(28,242)

In January 2013, the American Taxpayer Relief Act of 2012 provided for the retroactive enactment of the Work Opportunity Tax Credit beginning January 1, 2012.  The Company’s tax benefit for credits earned during 2012 was recorded in 2013.  In September 2013, the U.S. Treasury Department released final income tax regulations regarding the deduction and capitalization of expenditures related to tangible property.  Although the regulations apply to tax years beginning on or after January 1, 2014, certain provisions will require a tax accounting method change resulting in a cumulative effect adjustment.  The tax effect of this expected accounting method change has been reclassified from deferred tax liabilities related to depreciable assets to deferred tax liabilities related to tax accounting method change.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.  Significant components of the Company’s federal and state deferred tax assets and liabilities were as follows at December 31:

	2013	2012
	(In thousands)
Deferred tax assets:
Financing obligation	$2,294,432	$2,337,858
Goodwill	409,735	440,740
Accrued insurance liabilities	110,660	88,838
Employee compensation and benefits	40,478	30,940
Other	9,700	14,829
State net operating loss and credit carryforward	1,131	538
	2,866,136	2,913,743
Valuation allowance	(400,678)	(538)
	2,465,458	2,913,205

Deferred tax liabilities:
Depreciable/amortizable assets	1,249,924	1,281,425
Tax accounting method change	17,138	—
Other	2,214	4,684
	1,269,276	1,286,109

Net deferred tax assets	$1,196,182	$1,627,096

Deferred tax assets are recorded to the extent the assets will more likely than not be realized.  In making such determination, management considered all available positive and negative evidence, including reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and recent financial performance.  Based on this evaluation, as of December 31, 2013, the valuation allowance was increased to $400.7 million to measure only the portion of the deferred tax assets that is more likely than not to be realized.  The Company has no existing federal tax loss carryforwards.  The valuation allowance includes $1.1 million in 2013 and $0.5 million in 2012 related to existing state and local tax loss and credit carryforwards that the Company does not expect to realize.  The portion of the deferred tax assets considered realizable could be adjusted in the future if positive or negative developments cause a change in the amount of, or weight given to, management’s projections of future income.

The activity in the valuation allowance for deferred tax assets was as follows:

	2013	2012	2011
	(In thousands)
Balance at January 1	$538	$599	$13,477
Charged to costs and expenses	399,547	—	—
Other	593	(61)	(12,878)
Balance at December 31	$400,678	$538	$599

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

	2013	2012	2011
	(In thousands)
Balance at January 1	$18,296	$19,285	$14,384
Increases related to current-year tax positions	719	744	9,318
Increases related to prior-year tax positions	6	13	79
Decreases related to prior-year tax positions	(1,107)	(1,746)	(4,496)
Settlements	(1,002)	—	—
Lapse of statute	(407)	—	—
Balance at December 31	$16,505	$18,296	$19,285

Unrecognized tax benefits, which if recognized, would impact the Company’s effective income tax rate	$11,192	$12,205	$12,663

Accrued interest and penalties at December 31	$3,121	$3,505	$3,304

The Company or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and most states.  With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations for years before 2009.  Within the next twelve months, it is reasonably possible that the balance of unrecognized tax benefits related to prior-year positions could decrease by approximately $1.6 million.

Income taxes and interest paid, net of refunds, amounted to $0.9 million for 2013, $16.5 million for 2012, and $285.3 million for 2011.

6.                                                              Debt and Financing Obligation

At December 31, debt and financing obligation consisted of the following:

	2013	2012
	(In thousands)
Revolving credit facility	$—	$—
Term loan	389,000	393,000
Financing obligation	5,848,666	5,959,362
Other loan and notes	106	1,118
Capital lease obligations	20,756	21,183
	6,258,528	6,374,663
Less amounts due within one year	140,168	116,242
Long-term debt and financing obligation	$6,118,360	$6,258,421

Revolving Credit Facility and Term Loan.  In connection with the 2011 Transactions, HCR Healthcare, LLC terminated its prior credit agreement and entered into a new credit agreement with a group of lenders that provides for a $175 million revolving credit facility and $400 million term loan, which required cash payments of $34.1 million to pay down the prior term loan principal balance of $434.1 million and $18.9 million to pay fees that are being amortized over the loan term.  Subject to covenant compliance, certain conditions and other limitations, borrowings under the credit agreement may be increased by up to the greater of (i) $250 million as additional, but uncommitted, loans across either of the term loan or revolving credit facility plus, in either case, an amount equal to optional prepayments of the term loan made prior to the date of increase, and (ii) the amount of additional indebtedness permitted under the applicable leverage ratio set forth in the credit agreement, less 25 basis points.

The revolving credit facility matures on April 6, 2016, and the term loan matures on April 6, 2018.  The term loan requires repayment of principal in equal consecutive quarterly installments of $1.0 million beginning June 30, 2011 with the remaining balance being due at maturity.  In addition, there are certain mandatory prepayments based on incurrence of debt, asset sales or recovery events, and excess cash flow, as defined in the credit agreement.

The obligations under the credit agreement are guaranteed by all of HCR Healthcare, LLC’s existing and subsequently acquired direct and indirect, wholly owned, domestic restricted subsidiaries and are secured by a first lien on substantially all of the borrower’s and the guarantors’ assets, including the capital stock of their subsidiaries, in each case, subject to certain exceptions.  The credit agreement contains various covenants, restrictions, and events of default.  Among other things, these provisions require the Company to maintain certain financial ratios and impose certain limits on its ability to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends, sell or otherwise transfer assets, optionally prepay or modify terms of any junior indebtedness, or enter into transactions with affiliates.

The interest rate on borrowings under the term loan is, at the borrower’s option, a base rate (subject to a floor of 2.50%) plus a margin of 2.50%, or a Eurodollar rate (subject to a floor of 1.50%) plus a margin of 3.50%.  The interest rate on borrowings under the revolving credit facility is, at the borrower’s option, a base rate plus a margin or a Eurodollar rate plus a margin.  The applicable margin for the revolving facility is based on the Company’s total senior leverage ratio, with the respective margins ranging from 2.00% to 2.50% for base rate loans and 3.00% to 3.50% for Eurodollar loans.  The revolving credit facility also provides for a commitment fee ranging from 0.375% to 0.5%, depending on the same key ratio.  In addition to direct borrowings, the revolving credit facility may be used to support the issuance of letters of credit.  As of December 31, 2013, there were no loans outstanding under this facility.  After consideration of usage for letters of credit, $94.8 million was available for future borrowing.  The interest rate on the term loan was 5.0% at both December 31, 2013 and 2012.

Financing Obligation.  In connection with the 2011 Transactions, HCR III Healthcare, LLC (HCR III) entered into a master lease.  The Company also entered into a guarantee agreement whereby the lease payments are guaranteed by the Company.  The guaranty imposes certain limits on the Company’s ability to pay dividends, incur indebtedness, and complete material acquisitions unless a specified coverage ratio is maintained.  Based on its coverage ratio, as defined in the guaranty, the Company has been restricted from making any dividend payments to common shareholders at December 31, 2013.  The properties are grouped into four pools, each pool having an initial term of 13 years, 14 years, 16 years, and 17 years, respectively.  At HCR III’s option, the master lease may be extended with respect to any pool of properties, so long as no event of default has occurred and it has provided timely notice of its intent to renew.  The renewal periods extend the term of the master lease with respect to the relevant pool of properties from between six and 22 years.  If HCR III elects to renew the term of the master lease with respect to any pool, the renewal is effective as to all of the properties in that pool.  HCR III does not have the right to terminate its obligations under the master lease and the master lease does not contain any purchase options other than in limited circumstances such as casualty.

The master lease is what is commonly referred to as a triple-net lease.  Accordingly, in addition to rent, HCR III is responsible for paying taxes, utility charges, and insurance premiums for all insurance required under the master lease.  Pursuant to the master lease, the aggregate rent for the first lease year was $472.5 million, with the exception of a prorated amount of $31.5 million for April 2011.  The rent increases by 3.5% per annum upon the expiration of each of the first through fifth lease years and by 3.0% per annum upon the expiration of the sixth lease year through the expiration of the initial term.  In the first year of the extension term, the rent will reset to an amount equal to the greater of (i) the then fair market rental for the properties or (ii) the rent for the previous year increased by 3.0%, and will increase in each subsequent lease year by a percentage equal to the greater of (i) 3.0% or (ii) the Consumer Price Index increase.  HCR III is responsible, at no expense to the lessor, for maintaining the properties in good order and repair.  During each lease year, HCR III is responsible for expending an annual minimum amount for capital projects, which includes a per bed minimum to be expended at each facility.

The master lease defines certain events as events of default.  An event of default under the master lease would also result in a cross-default under the revolving facility, which could result in the acceleration of the Company’s obligations and termination of lending commitments thereunder.  Upon an event of default, there are certain remedies available to the lessor, as further set forth in the master lease.  Under certain circumstances, the lessor could require HCR III to purchase the property.  The lease was accounted for as a financing arrangement.  Contractual lease payments are recorded in part as interest and in part as a payment of principal reducing the financing obligation.

Prior Commercial Mortgage-Backed Securities (CMBS) and Mezzanine Loans.  A portion of the consideration from the 2011 Transactions was used to repay $4.6 billion of CMBS and Mezzanine loans.  The early extinguishment of this debt resulted in the write off of $27.5 million of unamortized financing fees in 2011.  See Note 7 for a discussion of the interest rate collars entered into with respect to the CMBS and Mezzanine debt.

Fair Value.  At December 31, 2013 and 2012, the carrying value of the Company’s debt, excluding capital lease and financing obligations, was $389.1 million and $394.1 million, and the fair value was $382.5 million and $382.3 million, respectively.  The fair value of the Company’s variable-rate term loan was calculated based on a quoted market price, and was classified as Level 1 in the fair value hierarchy, as described in Note 8.

Other Information.  Interest paid, primarily related to debt and the financing obligation, amounted to $415.2 million in 2013, $419.6 million in 2012, and $356.7 million in 2011.  The Company also paid $30.2 million in 2011 related to non-designated interest rate floor payments that were not classified as interest expense.  Capitalized interest costs were $1.5 million for 2013, $1.6 million for 2012, and $1.3 million for 2011.

Debt maturities, excluding capital lease and financing obligations, for the five years subsequent to December 31, 2013 are as follows:  2014 — $4.1 million; 2015 — $4.0 million; 2016 — $4.0 million; 2017 — $4.0 million; and 2018 — $373.0 million.

7.                                      Derivative Financial Instruments and Hedging Activities

The Company’s objective in using interest rate derivatives was to add stability to interest expense and to manage its exposure to interest rate movements prior to the 2011 Transactions discussed in Note 11.  To accomplish this objective, the Company used interest rate collars.  Interest rate collars designated as cash flow hedges involve the receipt of variable-rate amounts if interest rates rise above the cap strike rate on the contract and payments of variable-rate amounts if interest rates fall below the floor strike rate on the contract.  The Company had no derivatives designated as fair value hedges and no hedges of net investments in foreign operations.  The Company did not use derivatives for trading or speculative purposes.

Prior to the 2011 Transactions, the Company had entered into three interest rate collars, with expiration dates in January 2012, to hedge the variable cash flows associated with the CMBS and Mezzanine variable-rate debt of $4.6 billion.  As of December 31, 2010, the Company had discontinued hedge accounting for all interest rate derivatives, which required classification of its interest rate caps and interest rate floors each with a total notional amount of $4.6 billion as derivatives not designated as hedging instruments.  As a result of these changes, the fair value of the outstanding derivatives was recorded directly to earnings in 2011 until the interest rate cap and floor agreements were terminated.  Net derivative losses attributable to derivatives previously subject to hedge accounting remained in accumulated other comprehensive income (AOCI) and were reclassified to interest expense as interest payments were made on the Company’s variable-rate debt through the expiration date of the derivatives.  The Company reclassified $0.5 million in 2012 and $46.9 million in 2011 from AOCI to earnings as an increase to interest expense.

Effect on Statements of Operations.  The effect of the Company’s derivative financial instruments on the consolidated statements of operations in 2012 and 2011 was as follows:

Derivatives Designated as Cash Flow Hedges

Interest Rate Collar:

		Year ended December 31,
Amount of gain/credit or (loss/expense)	Location	2012	2011
		(In thousands)
Reclassified from AOCI into income (effective portion)	Interest expense	$(482)	$(46,868)

Derivatives Not Designated as Hedging Instruments

		Year ended December 31,
Amount of loss recognized in income	Location	2012	2011
		(In thousands)
Interest Rate Caps	Derivative loss	$—	$(155)
Interest Rate Floors	Derivative loss	—	(7,154)
Total		$—	$(7,309)

8.                                      Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement.  Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.  The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.  The following three-tier hierarchy prioritizes the inputs used in measuring fair value:

Level 1:  Observable inputs such as quoted prices in active markets;

Level 2:  Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3:  Unobservable inputs for which there is little or no market data, which requires the Company to develop assumptions.

Recurring Measurements.  The fair value of the Company’s financial assets measured on a recurring basis determined using Level 1 inputs at December 31 was as follows:

	2013	2012
	(In thousands)
Assets:
Cash and cash equivalents	$141,797	$120,482
Restricted cash and cash equivalents	11,924	4,850
Trading securities - bond mutual fund	48,246	49,056
Total assets	$201,967	$174,388

The Company’s trading securities, invested in a bond mutual fund, are liquid and actively traded on the exchanges, and are included in other long-term assets in the consolidated balance sheets.  The bond fund principally invests in highly-rated, investment-grade corporate fixed income securities.  There were no transfers between Level 1 and Level 2 during 2013 or 2012.  There were no assets or liabilities classified using Level 2 or Level 3 inputs during 2013 or 2012.

Non-Recurring Measurements.  The Company also measures certain assets such as goodwill and intangible assets at fair value on a non-recurring basis.  The Company did not measure these assets at fair value during 2012 or 2013.  The fair value of the following Company’s assets were measured on a non-recurring basis determined using Level 3 inputs at December 31, 2011 was as follows:

Long-Term
Care
(In thousands)
Assets:
Goodwill	$2,074,405
Owned trademarks and tradenames	390,800
Total assets	$2,465,205

The Centers for Medicare & Medicaid Services (CMS) reduced Medicare reimbursement rates by 11.1% for skilled nursing facilities and changed provisions for therapy reimbursement for the fiscal year beginning October 1, 2011.  The reduction in Medicare revenues and increased costs of providing therapy along with management’s plans to reduce other costs affected the projected future results of the Company’s long-term care reporting unit and ultimately the fair value of its goodwill and intangible assets.  Management concluded that the carrying values of goodwill and trademarks related to its long-term care reporting unit exceeded their estimated fair values.  As a result, the Company recorded a non-cash impairment charge of $925.4 million in 2011 consisting of $772.2 million related to goodwill and $153.2 million related to trademarks.

The non-recurring fair value measurements were developed using significant management assumptions and were classified in Level 3.  The Company assessed the fair value of the trademarks for its long-term care reporting unit on October 1, 2011 based on the income approach.  A discounted cash flow analysis was prepared using projected revenues from the trademarks and the relief-from-royalty method to estimate a fair royalty rate.  This method uses a combination of a market approach using publicly available information and an earnings approach based on shared profitability between arm’s length parties.

The Company determined the fair value of goodwill for its long-term care reporting unit on October 1, 2011 based on a combination of a discounted cash flow analysis (income approach) and guideline company method (market approach).  The discounted cash flow model utilized five years of projected cash flows based on management’s estimated discount rate and assumptions with respect to revenues, operating income, capital expenditures, and working capital.  In addition, management used a market-based valuation method involving market multiples of comparable public companies.  Based on these analyses, management determined that the carrying value exceeded the estimated fair value of goodwill.  Additional analysis was used to determine the fair value of all assets and liabilities of the reporting unit in accordance with fair value accounting standards.  The excess of the fair value of the reporting unit over the amounts assigned to its assets, liabilities and equity was the implied fair value of goodwill.  The impairment loss was measured as the difference between the goodwill’s carrying value and its implied fair value.

9.                                      Leases and Commitments

Leases.  The Company leases certain property and equipment under both operating and capital leases, which expire at various dates through 2036.  Certain of the leases contain purchase options.  The Company also has a financing obligation related to a master lease.

Payments under non-cancelable operating leases, minimum lease payments and the present value of net minimum lease payments under capital lease and financing obligations as of December 31, 2013 are as follows:

	Operating Leases	Capital Lease Obligations	Financing Obligation
	(In thousands)
2014	$10,708	$2,199	$519,441
2015	7,688	2,113	537,621
2016	4,090	2,124	556,438
2017	2,055	2,139	573,809
2018	1,187	2,149	591,023
Later years	2,331	29,657	4,892,999
Total minimum lease payments	$28,059	40,381	7,671,331

Plus residual financing obligation		—	1,812,815
Less amount representing interest		19,625	3,635,480
Present value of net minimum lease payments (included in debt and financing obligation - see Note 6)		$20,756	$5,848,666

The residual financing obligation approximates the expected net book value of the related assets at the end of the lease to avoid a built-in loss.  Rental expense was $15.3 million for 2013, $15.3 million for 2012, and $15.8 million for 2011.

Contractual Commitments.  As of December 31, 2013, the Company had contractual commitments of $12.8 million relating to its internal construction program.  As of December 31, 2013, the Company had total letters of credit of $80.2 million that benefit certain third-party insurers, and 93% of these letters of credit related to recorded liabilities.

10.                               Contingencies (including amounts related to discontinued operations)

The Company is party to legal matters arising in the ordinary course of business, including patient care-related claims and litigation, employment-related claims, regulatory matters, and environmental actions.  Management continually evaluates all contingencies based on the best available evidence, and believes that liabilities have been recorded for all losses that are both probable and can be reasonably estimated.  These estimates involve significant judgment and accordingly, the Company’s estimate of losses may change from time to time and actual losses may be more or less than the current estimate.  No estimate of loss or range of possible losses in excess of amounts accrued can be established at this time, individually or in the aggregate, for the matters described below.

General and Professional Self-Insured Liabilities and Litigation.  The Company and others in the healthcare industry are subject to claims and lawsuits related to patient care and treatment.  The Company’s allowance for professional liability risks, as described in Note 1, includes an estimate of the expected cost to settle reported claims and an amount, based upon past experience, for losses incurred but not yet reported.  General and professional liability had a short-term component of $85.1 million and $84.9 million at December 31, 2013 and 2012, respectively, which was included in accrued insurance liabilities, and long-term component of $272.4 million and $272.2 million, respectively, which was included in other long-term liabilities.  At December 31, 2013 and 2012, an insurance receivable of $82.9 million and $82.7 million, respectively, related to insurance recoveries was included in other long-term assets.  The expense for general and professional liability claims, premiums and administrative fees of $95.3 million for 2013, $167.8 million for 2012, and $93.9 million for 2011 was included in operating expenses of continuing and discontinued operations.  These liabilities are necessarily based on estimates and although management believes that the liability is adequate, the ultimate liability may be in excess of, or less than, the amounts recorded which could result in an adjustment to future earnings.

Regulatory Matters.  The Company is routinely and currently subject to various payment reviews, audits and inquiries as a result of participating in the Medicare and Medicaid programs.  Management is currently responding to a Civil Investigative Demand, subpoenas, and other requests for information about the Company’s skilled nursing facilities in connection with an inquiry coordinated by the U.S. Department of Justice, the Department of Health and Human Services, Office of Inspector General, and certain state attorneys general offices.  The Company believes it is in material compliance with all applicable laws and regulations.  However, since the proceedings are in the early stages, the ultimate outcome is uncertain and could, among other things, (1) require substantial management time and costs to respond to the inquiry and defend the Company’s actions; (2) require the Company to refund or adjust amounts previously paid for services under the governmental programs; (3) require payment of substantial fines, penalties or other sanctions; (4) result in the loss of the Company’s facilities’ right to participate in the Medicare or Medicaid programs; or (5) cause damage to the Company’s reputation.

Employment-Related Lawsuits.  A variety of federal and state employment-related laws and regulations apply to the Company’s operations including the U.S. Fair Labor Standards Act, regulations of the Equal Employment Opportunity Commission, regulations of the Office of Civil Rights, federal and state wage and hour laws, state minimum staffing requirements applicable to healthcare providers, and a variety of other laws enacted to govern employment-related matters.  The Company has employment-related claims at various stages of investigation and resolution.  Liabilities are recorded for such claims when losses are probable and the amount can be reasonably estimated.

Environmental Liabilities.  One or more subsidiaries or affiliates of the Company have been identified as potentially responsible parties (PRPs) in a variety of actions (the Actions) relating to waste disposal sites which allegedly are subject to remedial action under the Comprehensive Environmental Response Compensation Liability Act, as amended, 42 U.S.C. Sections 9601 et seq. (CERCLA) and similar state laws.  CERCLA imposes retroactive, strict joint and several liability on PRPs for the costs of hazardous waste clean-up.  The Actions allege that PRPs transported and/or generated hazardous substances that came to be located at the sites in question.  The potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, cannot be quantified with precision because of the inherent uncertainties of litigation in the Actions and the fact that the ultimate cost of the remedial actions for some of the waste disposal sites where subsidiaries or affiliates of the Company are alleged to be a PRP has not yet been quantified.  At December 31, 2013 and 2012, the Company had $3.0 million accrued at each date in other long-term liabilities based on its current assessment of the likely outcome of the Actions.  The amount of the Company’s liability was determined based on management’s continual monitoring of the litigation activity, estimated clean-up costs, and the portion of the liability for which the Company is responsible.  At December 31, 2013 and 2012, there were no receivables related to insurance recoveries.

11.                               2011 Transactions

On April 7, 2011, HCR ManorCare, Inc. and its shareholders and subsidiaries entered into a series of transactions which, among other things, had the effect of separating the legal ownership of the real property of 331 skilled nursing and assisted living facilities from the operations of HCR ManorCare, Inc. and its subsidiaries.  As part of these transactions, HCRMC Operations, LLC, which indirectly owned such operations, was distributed to the shareholders of HCR ManorCare, Inc., and HCR Properties, which indirectly owned the properties, was sold to a real estate investment trust.  A portion of the consideration was used to repay indebtedness that had been secured by the properties, a portion was withheld for estimated income taxes, and the remaining consideration was used to pay related fees and expenses, make distributions to the former shareholders of HCR ManorCare, Inc., and fund a transaction-related escrow.  Subsidiaries of HCR III continued to operate these facilities pursuant to a long-term triple-net master lease.  Upon an event of default under the master lease, the lessor could require HCR III to purchase the property.  Because of the Company’s continuing involvement, the sale and leaseback transaction was accounted for as a financing arrangement, whereby the property remained on the Company’s balance sheet as property and equipment and a financing obligation was recorded as a liability.  The contractual lease payments are recorded in part as interest expense and in part as a payment of principal reducing the financing obligation.  See Note 6 for additional discussion of the master lease and financing obligation.

In connection with the 2011 Transactions, HCR ManorCare, Inc. purchased its existing shares and with its affiliates adopted a new organizational structure.  HCRMC Operations, LLC was formed with 40.8 million Class A common units including 2.25 million restricted units.  Additionally, in connection with the 2011 Transactions, HCRMC Operations, LLC issued Class B common units to an affiliated entity of the master lease lessor for $95.0 million and preferred units to an unrelated investor for $2.0 million.  See Note 13 and Note 14 for additional discussion of equity and redeemable preferred units, respectively.

The Company made an election under Internal Revenue Code Section 338(h)(10) to treat the transaction as a sale of assets, causing a significant change in the tax bases of the Company’s assets and resulting deferred tax balances.  The effect of the changes in deferred tax assets and liabilities caused by the restructuring transaction among shareholders was included in equity in the amount of $2.2 billion.  The Company obtained a private letter ruling from the Internal Revenue Service covering the tax consequences of the transactions.

An escrow account provided the sole recourse for the buyer with respect to the purchase price adjustments, and served as the initial source of recourse with respect to the Company’s indemnification obligations.  The funds in the escrow account were released in April 2012 to the Company’s equity holders at the time of the closing.  The Company remains responsible for continuing indemnification obligations.

Effective December 31, 2011, HCRMC Operations, LLC converted into a corporation and changed its name to HCR ManorCare, Inc.  Each issued and outstanding common unit was converted into a share of common stock, par value $0.01.  Each issued and outstanding preferred unit was converted into a share of Series A Redeemable Preferred Stock, par value $0.01.  All equity awards were converted from units to shares on a one-for-one basis.  All further discussions will refer to shares rather than units.

As a result of the 2011 Transactions and associated restructuring, the Company incurred transaction costs, including legal fees, investment bank advisory fees, and other related costs, of $43.1 million in 2011, which were included in general and administrative expenses, and $2.9 million in operating expenses.  In addition, the Company recorded $13.8 million of equity-based compensation expense and $28.7 million for the settlement of certain employee compensation and benefits in 2011, which were included in general and administrative expenses.  The Company wrote off $27.5 million of unamortized financing fees related to the extinguishment of indebtedness in 2011.  HCR Healthcare, LLC also terminated its prior credit agreement and entered into a new credit agreement with a group of lenders.  See Note 6 for additional discussion of the credit agreement and Note 16 for additional discussion of employee compensation and benefits.

12.                               Discontinued Operations

The Company sold a long-term care facility in the fourth quarter of 2013 for $12.1 million.  The facility’s results of operations for all periods and the gain on sale were presented as discontinued operations.  The property and equipment sold had a net book value of $2.3 million at December 31, 2012, which was classified in other long-term assets.

A summary of discontinued operations was as follows:

	Year ended December 31,
	2013	2012	2011
	(In thousands)
Revenues	$8,263	$10,526	$12,230

Loss from operations before income tax benefit	$(17,573)	$(12,693)	$(5,825)
Income tax benefit	(6,950)	(5,082)	(2,361)
Loss from operations	(10,623)	(7,611)	(3,464)
Gain on divestiture of operations, net of income taxes of $4,634	7,083	—	—
Loss from discontinued operations	$(3,540)	$(7,611)	$(3,464)

The Company retains risk for loss contingencies related to discontinued operations as described in Note 10.  Such liabilities are estimated based on the best available evidence.  The Company’s future estimate of loss settlements may change and actual losses may be more or less than the current estimate.  Subsequent changes to future estimates will be recorded in discontinued operations.

13.                               Equity

In connection with the 2011 Transactions, HCR ManorCare, Inc. purchased 131.5 million of its shares for $1.2 billion and paid dividends of $890.2 million, or $6.80 per share.  The shareholders were obligated to use $798.4 million of the dividends to immediately purchase 36,366,968 common shares at $21.95 per share.  As discussed in Note 15, the option holders were also obligated to use cash payments of $36.8 million to purchase 1,675,981 common shares at $21.95 per share.

Certain executive officers have a put right to require the Company to repurchase their equity securities upon termination of their employment without cause or by reason of death or disability based on a purchase price, as defined in the shareholders’ agreement.  Pursuant to the shareholders’ agreement, there are restrictions on the shareholders’ ability to transfer or sell their shares.

The table below summarizes the share and unit activity for 2011, 2012, and 2013:

		Class A	Class B	Former	Former
	Common	Common	Common	Common	Treasury
	Stock	Units	Units	Stock	Stock
Balance at January 1, 2011	—	—	—	131,491,743	—
Purchase of treasury stock					(131,491,743)
Issuance of Class A units		40,767,692
Issuance of Class B units			4,232,244
Restructuring in connection with 2011 Transactions				(131,491,743)	131,491,743
Forfeited non-vested restricted Class A units		(374,888)
Issuance of common stock in connection with corporate conversion	44,625,048	(40,392,804)	(4,232,244)
Balance at December 31, 2011	44,625,048	—	—	—	—
Forfeited non-vested common stock	(3,964)
Balance at December 31, 2012	44,621,084	—	—	—	—
Forfeited non-vested common stock	(15,365)
Balance at December 31, 2013	44,605,719	—	—	—	—

14.                               Redeemable Preferred Stock

The preferred stock has a liquidation preference of $1,000 per share, which may be adjusted for stock splits, combinations, reclassifications and the like, plus any unpaid accrued dividends.  The preferred holders are entitled to receive dividends equal to 10% of the liquidation preference, plus any unpaid accrued dividends, per annum compounded semiannually on October 1 and April 1 of each year payable out of legally available funds, prior and in preference to any declaration or payment of any dividend on common stock.  The preferred holders are only entitled to the voting rights granted under Delaware law and are not entitled to any other voting rights with respect to the matters entitled to vote on by holders of voting securities.  The preferred stock is not convertible into any other stock of the Company.  Any preferred stock acquired by the Company will be cancelled.

The Company will have the right to redeem the outstanding preferred stock, in whole but not in part, in an aggregate amount equal to the liquidation preference of all such stock, plus any unpaid accrued dividends, to the date of redemption on the date of the earliest to occur of (i) April 7, 2016, (ii) the initial public offering of equity interests of the Company or its successor entity, or (iii) a sale of the Company.  Beginning April 7, 2016, holders of a majority of the outstanding preferred stock will have the right to cause the Company to redeem the preferred stock, in whole but not in part, in an aggregate amount equal to the liquidation preference of all such shares, plus any unpaid accrued dividends, to the date of redemption.

The redeemable preferred stock is classified outside of permanent equity because it is redeemable at the option of the holders.  The carrying value of the preferred stock was initially its fair value at issuance of $1,000 per share and is adjusted for changes in fair value to equal the redemption value at the end of the reporting period, which include dividends not declared or paid.  The redemption value was $1,025 per share at both December 31, 2013 and 2012.

15.          Stock-Based Compensation

Plan Information.  The Company had an Equity Incentive Plan (Plan), approved in April 2011, under which it granted awards of non-qualified options and restricted units.  As a result of the corporate conversion discussed in Note 11, the Plan was amended and restated December 31, 2011.  All restricted units and options to purchase units were converted, one-for one, respectively, into HCR ManorCare, Inc. restricted stock and stock options, in the same number and having the same substantive terms.  At December 31, 2013, there were 515,099 shares available for grant under the Plan.

Stock Options.  Stock options have been awarded with an exercise price of $21.95 per share and a maximum term of ten years.  During 2011, executive and non-executive officers were awarded 1,130,096 stock options that were 75% time-vested and 25% liquidity-vested.  The time options vest one third on each of the first, second and third anniversary of the grant date.  All time options will vest upon a liquidity event.  Certain officers were also awarded liquidity-vested stock options totaling 8,000 in 2013, 91,000 in 2012, and 544,817 in 2011.  Some liquidity-vested options will vest upon the Company’s principal shareholders liquidating down to less than 30% of their April 2011 holdings and others also require achievement of specified rates of return in connection with the liquidity event.  Any of the liquidity options that do not vest upon the occurrence of a liquidity event will become time-vested stock options that vest two years after the principal shareholders liquidate down to less than 10% of their April 2011 holdings.

The Company estimates the value of its stock options based on the calculated value instead of fair value because it does not maintain an internal market for its shares and it is not practical to estimate the volatility of its share price.  The Company used the Black-Scholes option valuation model to estimate the calculated value of its time-vested options.  The exercise price of the options and market price of the shares, based on an independent valuation, was $21.95 in April 2011.  The following assumptions were used in the April 2011 calculation:  expected volatility of 27%, expected term of 4 years, risk-free interest rate of 1.7% and dividend yield of 0%.  The expected volatility was based on the Dow Jones healthcare index’s daily stock price close over the expected term.  The expected term was based on management’s estimate of when the employees would exercise their options.  An option’s maximum term is 10 years.  The grant-date calculated value of time-vested options was $5.25.  The grant-date calculated value of liquidity-vested options will be determined upon the occurrence of the event and will be expensed at such time a liquidity event becomes probable.

The stock option activity for 2013 was as follows:

			Weighted-
			Average
			Remaining
		Exercise	Contractual
	Options	Price	Term (years)
Time-vested options:
Outstanding at December 31, 2012	725,825	$21.95
Forfeited	(13,250)	21.95
Outstanding at December 31, 2013	712,575	21.95	7.3
Exercisable at December 31, 2013	477,050	21.95	7.3

Liquidity-vested options:
Outstanding at December 31, 2012	790,528	$21.95
Granted	8,000	21.95
Forfeited	(6,250)	21.95
Outstanding at December 31, 2013	792,278	21.95	7.5
Exercisable at December 31, 2013	—

Restricted Stock.  Executive officers were awarded 948,739 time-vested restricted shares on April 7, 2011 with 526,765 vesting in 2011 and 421,974 vesting in 2012.  The grant-date fair value was $21.95 based on an independent valuation.  The fair value of shares that vested in 2012 was $9.3 million and in 2011 was $11.6 million.  As discussed more fully below, the Company also issued 1,671,214 liquidity-vested restricted shares as a result of the cancellation of prior liquidity-vested options.  These restricted shares will vest immediately upon the Company’s principal shareholders liquidating down to less than 30% of their April 2011 holdings, and achieving certain rates of return in connection with the liquidity event.  Any restricted shares that do not vest upon the occurrence of a liquidity event will become time-vested restricted shares that vest two years after the principal shareholders liquidate down to less than 10% of their April 2011 holdings.  The grant-date fair value of liquidity-vested restricted shares will be determined upon the occurrence of the event and will be expensed at such time a liquidity event becomes probable.  The liquidity-vested restricted shares have the right to receive forfeitable dividends.

The restricted stock activity for 2013 was as follows:

Shares
Liquidity-vested restricted shares:
Outstanding at December 31, 2012	1,397,152
Forfeited	(15,365)
Outstanding at December 31, 2013	1,381,787

Prior Equity Plan.  The Company had stock options issued under an equity plan prior to the 2011 Transactions, which included time-vested, performance-vested and vesting based on certain liquidity events.  No awards were made in 2011 under the prior equity plan.

In connection with the 2011 Transactions, the Board of Directors of HCR ManorCare, Inc. approved the accelerated settlement of all non-vested time and performance options in April 2011.  A total of 12,718,870 time and performance options were cancelled in exchange for the right to receive cash of $88.2 million.  The option holders were obligated to use a certain portion of these funds to immediately purchase unrestricted stock at approximately $21.95 per share totaling $36.8 million.  The Company expensed remaining unrecognized stock-based compensation of $3.4 million in 2011.

The Board of Directors of HCR ManorCare, Inc. also cancelled 4,214,623 liquidity-vested options in exchange for the option holders’ right to receive 1.7 million liquidity-vested restricted shares.  No stock-based compensation expense was recorded for the liquidity-vested options because no liquidity event was probable.

The Board of Directors of HCR ManorCare, Inc. also determined that 401,010 restricted shares under the prior equity plan should become fully vested in April 2011.  The restricted stock was cancelled in exchange for the right to receive an amount of cash consistent with the purchase of shares from all shareholders as discussed in Note 13.  There was no unrecognized stock-based compensation.

Compensation Expense for Equity Plans.  The Company’s stock-based compensation expense was $0.6 million for 2013, $6.8 million for 2012, and $21.2 million for 2011, which includes time-vested stock options, performance-vested stock options, and restricted stock, if applicable.  Stock-based compensation expense was recorded in general and administrative expenses.  The income tax benefit related to stock-based compensation expense was $0.2 million for 2013, $2.5 million for 2012, and $7.0 million for 2011.  In addition, there was $23.9 million of excess tax benefits related to stock transactions, which was recorded as additional capital and classified as a financing cash flow for 2011.  At December 31, 2013, there was $0.1 million of unrecognized compensation cost related to time-vested stock options, which will be recognized in 2014.  The unrecognized compensation does not include the expense related to liquidity-event vested options or restricted stock that will be expensed at such time a liquidity event becomes probable.

16.          Employee Benefit Plans

Defined Benefit Plans.  The Company has one qualified and two non-qualified defined benefit pension plans.  The qualified plan is an underfunded plan with continuing benefits.  The unfunded non-qualified plans include one plan with frozen future benefits and one with continuing benefits.

Obligations and Funded Status.  The funded status of the plans was as follows:

	2013	2012
	(In thousands)
Change in projected benefit obligation
Benefit obligation at beginning of year	$17,631	$16,617
Service cost	879	904
Interest cost	607	665
Actuarial (gain) loss	(1,267)	2,651
Benefits paid	(177)	(176)
Curtailments	53	—
Settlements	(474)	(3,030)
Benefit obligation at end of year	17,252	17,631

Change in plan assets
Fair value of plan assets at beginning of year	1,859	2,013
Actual return on plan assets	308	288
Employer contribution	161	2,764
Benefits paid	(177)	(176)
Settlements	(474)	(3,030)
Fair value of plan assets at end of year	1,677	1,859
Funded status at end of year	$(15,575)	$(15,772)

Amounts recognized in the balance sheets consisted of:
Current liabilities	$(163)	$(161)
Long-term liabilities	(15,412)	(15,611)
	$(15,575)	$(15,772)

Amounts in accumulated other comprehensive loss that have not been recognized in net periodic pension cost, net of tax:
Net actuarial loss	$954	$1,917

Accumulated benefit obligation for all plans	$10,116	$10,165

The Company expects to recognize less than $0.1 million of the net actuarial loss in 2014.

Components of Net Pension Cost (Income)

	Year ended December 31,
	2013	2012	2011
	(In thousands)
Service cost	$879	$904	$1,723
Interest cost	607	665	1,123
Expected return on plan assets	(121)	(143)	(150)
Amortization of prior service cost	—	—	93
Amortization of net actuarial loss	99	60	53
Curtailment (gain)	—	—	(3,543)
Settlement loss (gain)	46	506	(580)
Net pension cost (income)	$1,510	$1,992	$(1,281)

In connection with the 2011 Transactions, the benefit for an officer in one of the unfunded, non-qualified defined benefit plans was frozen resulting in a curtailment gain of $3.5 million and settlement gain of $0.7 million.  In addition to the settlement obligation of $35.0 million for the non-qualified plan, the Company and officer agreed to settle associated obligations as discussed in the Other Information section below.  The officer’s frozen benefit under the non-qualified benefit plan was supplemented with a fixed monthly benefit under a non-qualified deferred compensation arrangement.

Disclosure Assumptions

	2013	2012
For determining benefit obligations at December 31:
Weighted-average discount rate	4.73%	3.71%
Rate of compensation increase	5.00%	5.00%

	2013	2012	2011
For determining net pension cost for the year:
Weighted-average discount rate	3.71%	4.04%	4.74%
Expected return on assets	7.00%	7.00%	7.00%
Rate of compensation increase	5.00%	5.00%	5.00%

The rate of compensation increase applies to plans with continuing benefits.  The expected long-term rate of return on plan assets is based on the historical trend for the Company’s qualified pension plan.

Plan Asset Allocation.  The Company measures the assets held in its qualified defined benefit pension plan at fair value.  A fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset.  The three levels of the fair value hierarchy are described in Note 8.  It was determined that all of the Company’s pension assets would fall within Level 1 of the hierarchy, meaning that their fair value could be determined through observable inputs such as quoted prices in active markets.

The fair values of the Company’s defined benefit pension plan assets at December 31 were as follows:

	2013	2012
	(In thousands)
Asset Category:
Cash and cash equivalents	$18	$50
Equity securities	844	1,273
Debt securities	815	536
Total assets	$1,677	$1,859

During 2013, the Company changed its investment strategy for its defined benefit plan to a target of 50% equity securities and 50% debt securities, which is rebalanced from time to time to approximate that mix.  Equity securities consist of domestic mutual funds in large, medium, and small cap companies.  Debt securities consist of bond mutual funds.

Cash Flows.  The expected benefit payments for the 10 years subsequent to December 31, 2013 are as follows:  2014 — $0.3 million; 2015 — $4.0 million; 2016 — $1.6 million; 2017 — $1.7 million; 2018 — $2.1 million; and 2019-2023 — $1.2 million.  In 2014, the Company expects to contribute pension payments of $0.2 million.

Other Information.  In addition to the benefit liabilities in the tables above, the Company has a supplemental obligation to certain officers.  The Company has committed to fund this obligation by releasing a portion of the Company’s interest in the cash surrender values of split-dollar life insurance arrangements to these officers upon retirement, if necessary.  The Company’s share of the cash surrender value of the policies was $6.8 million and $7.7 million at December 31, 2013 and 2012, respectively.  The balances were included in other long-term assets, except for $0.9 million included in prepaid expenses and other assets at December 31, 2012.  The Company’s obligation of $4.8 million and $5.4 million at December 31, 2013 and 2012, respectively, was included in other long-term liabilities.

As previously discussed, the Company entered into certain agreements with an officer in 2011 that froze the officer’s non-qualified benefit.  As a result of the agreement, the supplemental obligation was settled and the related split-dollar life insurance arrangements were terminated.  The officer received the value of the officer’s corporate interest in the split-dollar life insurance arrangements and a payment to cover certain taxes, net of an agreed upon payment.  The Company recorded additional expense of $17.8 million in 2011 related to these agreements, which included a reduction to expense of $4.2 million for the curtailment and settlement gain discussed above.  Also, the Company placed $40.9 million into a rabbi trust to fund the settlement date value of the officer’s benefit.  The obligation will be adjusted for any earnings or losses based on the officer’s notional investment election and will be paid in a lump sum at retirement.  The funds in the rabbi trust were invested in a corporate bond fund as discussed in Note 8.  Adjustments to the funding may be necessary from time to time to approximate the benefit obligation.

Defined Contribution Plans.  The Company maintains a savings program qualified under Section 401(k) of the Internal Revenue Code and other non-qualified, deferred compensation programs.  The Company’s expense for these plans was $21.6 million in 2013, $17.5 million in 2012, and $20.3 million in 2011.  The Company matches participant contributions up to a maximum of 1% of the participant’s compensation in both 2013 and 2012 and 3% in 2011, as defined in each plan.  The decrease in expense in 2012 was primarily a result of lower matching contributions.  The other fluctuations in expense were attributable to the obligations of the non-qualified programs.

17.          Accumulated Other Comprehensive (Loss) Income

The changes in accumulated other comprehensive (loss) income (AOCI) by component were as follows:

	2013	2012	2011
	(In thousands)
Derivative instruments, net of income taxes:
Balance at January 1	$—	$(293)	$(28,775)

Amounts reclassified from AOCI:	—	482	46,868
Tax effect	—	(189)	(18,386)
Other comprehensive income, net	—	293	28,482

Balance at December 31	$—	$—	$(293)

Defined benefit pension plans, net of income taxes:
Balance at January 1	$(1,917)	$(682)	$(1,059)

Change before reclassifications:
Net actuarial gain (loss)	1,401	(2,506)	(369)
Tax effect	(527)	918	144
	874	(1,588)	(225)

Amounts reclassified from AOCI:
Amortization of net actuarial loss	99	60	53
Amortization of prior service cost	—	—	93
Settlement loss (gain)	46	506	(580)
Curtailment loss	—	—	1,387
Tax effect	(56)	(213)	(351)
	89	353	602
Other comprehensive income (loss), net	963	(1,235)	377

Balance at December 31	$(954)	$(1,917)	$(682)

18.          Segment Information

The Company provides a range of health care services.  Reportable operating segments are Long-Term Care, which includes the operation of skilled nursing and assisted living facilities; and Hospice and Home Health.  The Other category includes the non-reportable segments and corporate items.  Revenues in the Other category include other health care services.  Asset information by segment, including capital expenditures, is not provided to the Company’s chief operating decision maker.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies (see Note 1).  The Company evaluates performance and allocates resources based on operating margin, which represents revenues less operating expenses.

	Long-Term	Hospice and
	Care	Home Health	Other	Total
	(In thousands)
Year ended December 31, 2013:
Revenues from external customers	$3,578,102	$506,948	$81,930	$4,166,980
Depreciation and amortization	137,590	1,784	4,605	143,979
Operating margin	660,443	103,546	4,262	768,251

Year ended December 31, 2012:
Revenues from external customers	$3,578,046	$487,259	$89,525	$4,154,830
Depreciation and amortization	155,697	3,619	6,955	166,271
Operating margin	606,539	96,084	10,214	712,837

Year ended December 31, 2011:
Revenues from external customers	$3,731,993	$459,161	$87,222	$4,278,376
Depreciation and amortization	147,597	3,369	7,039	158,005
Operating margin	821,939	81,369	7,698	911,006

The following table reconciles segment operating margin to consolidated income (loss) from continuing operations before income tax expense (benefit):

	Year ended December 31,
	2013	2012	2011
	(In thousands)
Segment operating margin	$768,251	$712,837	$911,006
General and administrative	(152,194)	(155,382)	(245,772)
Depreciation and amortization	(143,979)	(166,271)	(158,005)
Asset impairment	—	—	(925,391)
Total other expenses, net	(409,047)	(409,395)	(429,554)
Income (loss) from continuing operations before income tax expense (benefit)	$63,031	$(18,211)	$(847,716)